SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
DATASCOPE CORP.

(Name of Subject Company (Issuer))
DAVINCI MERGER SUB, INC.
an indirect, wholly owned subsidiary of Getinge AB
and
GETINGE AB

(Names of Filing Person (Offerors))
Common Stock, par value $0.01 per share

(Title of Class of Securities)
238113104

(CUSIP Number of Class of Securities)
Ulf Grunander, President
c/o Getinge AB, Ekebergsvagen 26, Getinge, Sweden SE-310 44
46 (0) 35 15 55 80

(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
With copies to:
Steven L. Pottle, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$896,405,642	$35,229

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $53.00 per share by 16,913,314, the number of shares of Common Stock, par value $0.01 per share (“Shares”), of Datascope Corp. (“Datascope”) outstanding on a fully diluted basis as of September 12, 2008, as represented by Datascope in the Agreement and Plan of Merger among Datascope, Getinge AB and DaVinci Merger Sub, Inc., which Shares consist of (a) 15,911,514 Shares issued and outstanding and (b) 1,001,800 Shares subject to issuance upon exercise of outstanding options.
**	The amount of the filing fee, calculated in accordance with Rule 0-11, equals $39.30 per million dollars of the transaction valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET
ITEM 2. SUBJECT COMPANY INFORMATION
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 4. TERMS OF THE TRANSACTION
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
EXHIBIT INDEX
EX-99.(A)(1)(A) OFFER TO PURCHASE
EX-99.(A)(1)(B) FORM OF LETTER OF TRANSMITTAL
EX-99.(A)(1)(C) FORM OF NOTICE OF GUARNTEED DELIVERY
EX-99.(A)(1)(D) FORM OF LETTER TO BROKERS, DEALERS, COMMERICAL BANKS
EX-99.(A)(1)(E) FORM OF LETTER TO CLIENTS
EX-99.(A)(1)(F) FORM OF LETTER TO PARTICIPANTS
EX-99.(A)(1)(G) FORM OF LETTER TO PARTICIPANTS IN MINDRAY 401(K) PLAN
EX-99.(A)(1)(H) FORM OF LETTER TO PARTICIPANTS IN DATASCOPE EMPLOYEE STOCK PLAN
EX-99.(A)(1)(I) SUMMARY ADVERTISEMENT
EX-99.(A)(5)(C) JOINT PRESS RELEASE
EX-99.(B)(1) LOAN AGREEMENT

     This Tender Offer Statement on Schedule TO is filed by (i) DaVinci Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Getinge AB, a Swedish Aktiebolag (“Getinge”), and (ii) Getinge. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Datascope Corp., a Delaware corporation (“Datascope”), together with the associated Rights (the “Rights”) issued pursuant to the Rights Agreement, dated May 22, 1991, as amended, by and between Datascope and Continental Stock Transfer & Trust Company, a New York corporation, as rights agent, at a price per share equal to $53.00, net to the seller in cash, without interest and subject to any required withholding of taxes (such amount or any different amount per Share that may be paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 30, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger among Datascope, Getinge and Purchaser (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.
ITEM 1. SUMMARY TERM SHEET.
     The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated into this Schedule TO by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     The subject company and issuer of the securities subject to the Offer is Datascope Corp., a Delaware corporation. Its principal executive office is located at 14 Philips Parkway, Montvale, New Jersey, 07645-9998, and its telephone number is (201) 391-8100.
     This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares for the Offer Price, upon the terms and subject to the conditions set forth in the Offer. On September 12, 2008, there were 16,913,314 Shares issued and outstanding on a fully diluted basis.
     The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in “Price Range of the Shares; Dividends” in the Offer to Purchase and is incorporated into this Schedule TO by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     The information set forth in the section of the Offer to Purchase entitled “Information Concerning Getinge and Purchaser” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     The information set forth in the Introduction to the Offer to Purchase (the “Introduction”) and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations,” “Background of the Offer; Past Contacts or Negotiations with Datascope,” “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for Datascope, “Conditions of the Offer,” and “Legal Matters; Required Regulatory Approvals” is incorporated into this Schedule TO by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Getinge and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Datascope” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for Datascope” is incorporated into this Schedule TO by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations,” “Background of the Offer; Past Contacts or Negotiations with Datascope,” “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for Datascope,” and “Dividends and Distributions” is incorporated into this Schedule TO by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The information set forth in the section of the Offer to Purchase entitled Section 12— “Source and Amount of Funds” is incorporated into this Schedule TO by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Information Concerning Getinge and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Datascope,” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for Datascope” is incorporated into this Schedule TO by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated into this Schedule TO by reference.
ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.
     Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
     The information set forth in the sections of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations,” “Information Concerning Getinge and Purchaser,” “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for Datascope” and “Legal Matters; Required Regulatory Approvals” is incorporated into this Schedule TO by reference.
ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated September 30, 2008.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Letter to Participants in Datascope 401(k) Plan.

(a)(1)(G)	Form of Letter to Participants in Mindray 401(k) Plan.

(a)(1)(H)	Form of Letter to Participants in Datascope Employee Stock Plan.

(a)(1)(I)	Summary Advertisement Published in the New York Times on September 30, 2008.

(a)(5)(A)	Press Release issued by Getinge, dated September 16, 2008, announcing the execution of the Agreement and Plan of Merger among Getinge, Purchaser and Datascope (incorporated into this Schedule TO by reference to the Schedule TO-C filed by Purchaser on September 16, 2008).

(a)(5)(B)	Presentation by Getinge, dated September 16, 2008, regarding announcement of the Agreement and Plan of Merger among Getinge, Purchaser and Datascope (incorporated into this Schedule TO by reference to the Schedule TO-C filed by Purchaser on September 16, 2008).

(a)(5)(C)	Joint Press Release issued by Getinge and Datascope, dated September 30, 2008, announcing the commencement of the Offer.

(b)(1)	Loan Agreement, dated September 15, 2008, by and among Getinge and Skandinaviska Enskilda Banken AB (publ).

(d)(1)	Agreement and Plan of Merger, dated as of September 15, 2008, among Getinge, Purchaser and Datascope (incorporated into this Schedule TO by reference to the Form 8-K filed by Datascope on September 17, 2008).
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: September 30, 2008

DAVINCI MERGER SUB, INC.

By:	/s/ Ulf Grunander
Name:	ULF GRUNANDER
Title:	PRESIDENT

GETINGE AB (publ.)

By:	/s/ Ulf Grunander
Name:	ULF GRUNANDER
Title:	CFO

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 30, 2008.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Letter to Participants in Datascope 401(k) Plan.

(a)(1)(G)	Form of Letter to Participants in Mindray 401(k) Plan.

(a)(1)(H)	Form of Letter to Participants in Datascope Employee Stock Plan.

(a)(1)(I)	Summary Advertisement Published in the New York Times on September 30, 2008.

(a)(5)(A)	Press Release issued by Getinge, dated September 16, 2008, announcing the execution of the Agreement and Plan of Merger among Getinge, Purchaser and Datascope (incorporated into this Schedule TO by reference to the Schedule TO-C filed by Purchaser on September 16, 2008).

(a)(5)(B)	Presentation by Getinge, dated September 16, 2008, regarding announcement of the Agreement and Plan of Merger among Getinge, Purchaser and Datascope (incorporated into this Schedule TO by reference to the Schedule TO-C filed by Purchaser on September 16, 2008).

(a)(5)(C)	Joint Press Release issued by Getinge and Datascope, dated September 30, 2008, announcing the commencement of the Offer.

(b)(1)	Loan Agreement, dated September 15, 2008, by and among Getinge and Skandinaviska Enskilda Banken AB (publ).

(d)(1)	Agreement and Plan of Merger, dated as of September 15, 2008, among Getinge, Purchaser and Datascope (incorporated into this Schedule TO by reference to the Form 8-K filed by Datascope on September 17, 2008).